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[Sutherland Asbill & Brennan LLP Letterhead]


   STEVEN B. BOEHM
   DIRECT LINE: 202.383.0176
   Internet: sboehm@sablaw.com


                                                           October 12, 2001




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: TIAA Real Estate Account (CIK: 0000946155) Request for Withdrawal of Post-Effective Amendment No. 7 to Form S-1
                  --------------------------------------------------------

Commissioners:

         On behalf of the above-captioned registrant (the "Registrant"), we hereby apply for the withdrawal of Post-Effective Amendment No. 7 (the "Amendment") to the Form S-1 filed for the Registrant via EDGAR (file number 333-22809) on March 8, 2001. The filing was made as a POS AM form type (accession number 0000912057-01-007374) under the Registrant's CIK number (0000946155).

         The Registrant filed a new Form S-1 to supercede the Amendment on April 27, 2001 (file number 333-59778) to register additional securities. The filing was made on form type S-1 (accession number 0000930413-01-500364) and was declared effective on May 1, 2001.

         This application is made on the grounds that the Amendment never became effective and its withdrawal will serve public policy. As it was never made effective, no securities were sold in connection with the Amendment. Accordingly, we hereby request pursuant to Rule 477(a) under the Securities Act of 1933 that the March 8, 2001 filing be withdrawn.

         If you have any questions about this request, please contact the undersigned at 202-383-0176, or Heather Parr at 202-383-0653.

                                          Sincerely,



                                          /s/ Steven B. Boehm


cc:      Abby Ingber, Esq./TIAA Real Estate Account
         Heather Parr, Esq.